
03050896


ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/eh
Date 05/09/2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Exits Mutual Fund Business in Taiwan" dated May 9, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellsten
Andres Christen

Enclosure

dlw 6/2

News Release

File No. 82-5089


ZURICH
FINANCIAL SERVICES

Zurich Financial Services Exits Mutual Fund Business in Taiwan

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 9, 2003 - Zurich Financial Services announced that it will transfer the mutual fund portfolio of its subsidiary Zurich Securities Investment Trust Company Ltd. ("Z-SITE") in Taiwan to Taiwan Life Securities Investment Trust Co. Ltd ("Taiwan Life SITE") after the Securities Futures Commission in Taiwan approved this transaction. Terms and conditions of the sale have not been disclosed.

This decision is in line with Zurich's action program announced last year to focus Zurich's activities on its core Life and Non-Life insurance businesses, on improving operational efficiency and strengthening profitability.

Z-SITE was established in February 2001 and had by the end of 2002, raised four funds with a total size of USD 51 million (NTD 1.8 billion). Taiwan Life SITE's main shareholder is Taiwan Life Insurance Company, who enjoys a reputation as one of the most solid insurance companies in Taiwan. Zurich is confident that Taiwan Life SITE will continue to offer outstanding services to Zurich's mutual funds customers affected by the transaction.

Z-SITE will immediately commence a communications program to keep its customers informed.

The agreed transfer does not involve Zurich's Life and Non-Life businesses in Taiwan.


ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Jane Reed-Thomas, Zurich Financial Services (UK)
Phone direct +44 (0) 1489 561686, Fax +44 (0) 1489 564471
Mobile +44 (0) 7768 803920
jane.reed-thomas@uk.zurich.com